Stanley
Furniture Company, Inc.

ANNUAL REPORT 2009


10010828







One company. Two product lines.







The company's adult product line is marketed under the Stanley Furniture brand. Featuring a diversified product portfolio positioned for the premium priced segment of the wood residential market, Stanley Furniture products combine the company's heritage as a domestic manufacturer since 1924 with a strategic blending of items sourced from overseas to complete the brand's commitment to style and value.

Stanley
FURNITURE







The company's infant and youth product line is marketed under the Young America brand. The brand is an industry leader in finish and style options, indoor air quality assurance, and committing to a goal to make the safest furniture parents can purchase for their children. The Young America brand's products are Made in USA, assuring the consumer of quality and safety.


youngAmerica.
MADE IN THE USA



To Our Owners:

Last year was certainly another difficult year for our industry. The only good thing we have to say about the past year is ... we survived. As shown in the accompanying financial statements, we incurred significant operating losses. While most of our competitors operate within a business model focused mostly around sales and distribution, our strategic position as a manufacturer renders us more susceptible to the industry's revenue tailspin over the last several years. The combination of the housing freefall and financial crisis has been too much for our customer to handle. On a macro level, there appears to be some stabilization, but there is no sign of an uptick in our market segment of premium-priced wood furniture.

Since our peak in 2005, sales have declined from $334 million to $160 million. In response, we acted swiftly and aggressively. We closed two factories and now operate from only two. We eliminated a substantial amount of warehouse space. We reduced both hourly and salaried staffing and now operate at half our former employment level.

We enter 2010 with a strong balance sheet, lower fixed costs and product lines that have already been - or are in the process of being - better positioned for segment differentiation. The "Great Recession" has lowered luxury wood furniture demand to levels below even the most pessimistic forecast. We believe this will end and people will once again desire stylish, high quality, innovative home furnishings. We intend to emerge as a truly 21st century home furnishings company.

These are our areas of focus:

1. **Innovative Product.** Consumer tastes and lifestyles are changing. We must properly interpret what the consumer wants and utilize our flexibility in manufacturing to create competitive operational advantages and a noticeable differentiation at retail in our market segment while diversifying our product offering.
2. **Quality and Service.** A new, uncertain attitude towards spending has our consumer demanding better-made product and on-time delivery. Furthermore, changing distribution channels will require both. Performance in these areas continues to be the Achilles heel of our industry and can be a game changer if we can meet our goals.
3. **Environmental Stewardship.** Our footprint must render our company an industry leader in both sustainable business practices and environmental stewardship.
4. **Connecting with the Consumer.** Technology is providing ways to develop brand awareness with the consumer in a much more cost effective and meaningful way. Accurate, transparent information markets our products and our company. This builds consumer trust in what remains a mostly unbranded industry.

Our company has two major product lines:

Adult

Our adult product line is marketed as luxury home furnishings for every room of the home under the Stanley Furniture brand. Products include dining, bedroom, home office and entertainment, and accent items sold through furniture stores, designers, buying clubs, e-tailers and other outlets. Typically a professional, more affluent consumer with a larger home is the Stanley consumer. A purchase of our products is a very postponable purchase and correlates with housing activity. While we are confident that market share has been maintained in the segment, many consumers have traded down to lower price points or simply stayed out of the market.





Continuing to use a blend of domestic manufacturing and offshore sourcing to achieve styling and value objectives, new introductions in 2009 were well received and initiated our efforts in this product line to appeal to an even more style-conscious consumer than in years before. As the economy improves and housing activity among more expensive homes picks up, the Stanley Furniture product line should benefit.

Infant and Youth

Our infant and youth product line is marketed as the Young America® brand. Over the past decade, we pioneered what is now a popular industry trend, making the "built to grow" concept represent sophistication in style, adaptability in selection and lasting quality. The idea of buying children's furniture fit from crib to college and beyond is now prevalent in the marketplace and serves the premium price segment well. Obviously, we do not sell this product line to our end-user. Our Young America consumer is typically a female in her 20s and 30s along with the child's grandparents looking to shower their grandchild with gifts they never had.

While Young America has long been an industry leader, our product line was totally re-invented in 2009 to secure our reputation with our customers and to differentiate us from offshore imitations. The new product line offers the following differentiation for today's consumer:

- Eclectic color options rendering a semi-custom, personalized impression of the product line
- Safety standards that exceed both mandatory governmental and voluntary industry regulations
- Greenguard® certification promotes healthy environments for children's rooms assuring indoor air quality
- A commitment to stringent quality specifications extending our product warranty from one to five years
- A "Made in USA" story comforting both parents concerned after last year's record number of product safety recalls, and retailers disenchanted with continually disappointing their consumers

To achieve these consumer-oriented product initiatives, we believe we must have reliable manufacturing controls and processes. This could be achieved only through our U.S.-based manufacturing facilities in both Virginia and North Carolina. Accordingly the products we previously sourced from overseas vendors returned to our domestic facilities. While a costly transition, this move enables us the opportunity for distinct product differentiation. We are very optimistic for this product line going forward.

Lastly, your Board of Directors elected Glenn Prillaman, President and Chief Operating Officer in 2009. Early in 2010 he assumed the additional responsibilities of Chief Executive Officer. The Board believes he has shown the leadership qualities needed to navigate these challenging times.

The recession lingers and we have seen no tangible signs of recovery in our business. Our focus remains on maintaining a strong balance sheet while developing products and operational excellence that separate us from competition and open new avenues of distribution. Your Board of Directors is very engaged and offering good guidance and support. We appreciate your confidence in our company.

Albert L. Prillaman
Chairman

Glenn Prillaman
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
Commission file number 0-14938


Received SEC
MAR 16 2010
Washington, DC 20549

STANLEY FURNITURE COMPANY, INC.
(Exact name of Registrant as specified in its Charter)

Delaware	54-1272589
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1641 Fairystone Park Highway, Stanleytown, VA 24168
(Address of principal executive offices, Zip Code)

Registrant's telephone number, including area code: (276) 627-2010
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.02 per share	Nasdaq Stock Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes ( ) No (x)

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act: Yes ( ) No (x)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes (x) No ( )

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.504 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ( ) No ( )

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ( )

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act, (check one):
Large accelerated filer ( ) Accelerated filer (x) Non-accelerated filer ( ) Smaller reporting company ( )
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ( ) No (x)

Aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant based on the closing price on June 30, 2009: $106 million.

Indicate the number of shares outstanding of each of the Registrant's classes of common stock as of January 29, 2010:

Common Stock, par value $.02 per share	10,332,179
(Class of Common Stock)	Number of Shares

Documents incorporated by reference: Portions of the Registrant's Proxy Statement for our Annual Meeting of Stockholders scheduled for April 29, 2010 are incorporated by reference into Part III.

TABLE OF CONTENTS

PART I

Item 1. Business

General

We are a leading designer and manufacturer of residential wood furniture exclusively targeted at the premium price range. We offer diversified product lines across all major style and product categories within this price range. This product depth and extensive style selection makes us a complete wood furniture resource for retailers in our price range and allows us to respond more quickly to shifting consumer preferences. We have established a broad distribution network that includes independent furniture stores, department stores, regional furniture chains, e-tailers and designers. To provide our products and support this broad distribution network, we have implemented a blended operating strategy combining efficient and flexible domestic manufacturing processes with offshore sourcing of selected items. We incorporate selected imported finished items in our product line to lower costs, provide design flexibility and offer a better value to our customers. We emphasize continuous improvement on an enterprise-wide basis to enable us to continue providing competitive advantages to our customers, such as breadth of selection, quick delivery, reduced inventory investment, high quality and value.

Products and Styles

Our product offerings consist of two major product lines. Our adult product line is marketed as luxury home furnishings for every room of the home under the Stanley Furniture brand. Selections include dining, bedroom, home office, home entertainment, and accent items. We believe the end consumer for these products is typically a mature, affluent consumer with a larger home. Our infant and youth product line is marketed as Young America and features products "built to grow" from crib to college and beyond. We believe the typical Young America consumer is below age 40; however, often, the child's grandparents are involved in the purchase.

We believe that the diversity of our product lines enables us to anticipate and respond quickly to changing consumer preferences and provides retailers a complete wood furniture resource in the premium price range. We believe that our products represent good value and that the quality and style of our furniture combined with our broad selection and dependable delivery differentiates our products in the marketplace.

We provide products in a variety of woods and finishes. Our products are designed to appeal to a broad range of consumers and cover all major style categories including traditional, contemporary, transitional and cottage designs.

Our product offerings cover all major design categories. We design and develop new product styles each year to replace discontinued items or styles and, if desired, to expand our product lines. Our product design process begins with marketing personnel identifying customer preferences and conceptualizing product ideas, which generally consist of a group of related furniture pieces. A variety of sketches are produced, usually by company designers, from which prototype furniture pieces are built prior to full-scale production. We consult with our marketing personnel, sales representatives and selected customers throughout this process and introduce our new product styles primarily at the fall and spring international furniture markets.

Distribution

We have developed a broad domestic and international customer base and sell our furniture through independent sales representatives to independent furniture retailers, department stores and regional furniture chains, e-tailers and designers. We believe this broad network reduces exposure to regional recessions, and allows us to capitalize on emerging channels of distribution. We offer tailored marketing programs to address each channel of distribution.

The general marketing practice followed in the furniture industry is to exhibit products at international and regional furniture markets. In the spring and fall of each year, a furniture market is held in High Point, North Carolina, which is attended by most buyers and is regarded by the industry as the international market. We also exhibit our Young America products at the annual ABC Kids Expo (All Baby and Child) held in Las Vegas, Nevada. We utilize showroom space at these markets to introduce new products, increase sales of our existing products and test ideas for future products.

We sold to approximately 3,000 customers during 2009 and approximately 8% of our sales in 2009 were to international customers compared to 9% in 2008. No single customer accounted for more than 10% of our sales in 2009. No material part of the business is dependent upon a single customer, the loss of which would have a material effect on our business. The loss of several major customers could have a material impact on our business.

Manufacturing and Offshore Sourcing

Our manufacturing strategy combines domestic manufacturing with global sourcing. Domestic manufacturing operations complement our product and distribution strategy allowing us to drive continuous improvement in quality and customer service, while reducing inventory costs. Our domestic manufacturing strategy includes:

- Smaller, more frequent and cost-effective production runs,
- Identification and elimination of manufacturing bottlenecks and waste,
- Use of cellular manufacturing in the production of components, and
- Improvement of our relationships with suppliers by establishing primary suppliers.

In addition, a key element of our manufacturing practices is to involve all personnel, from hourly associates to management, in the improvement of the manufacturing processes by encouraging and responding to ideas to improve quality and to reduce manufacturing lead times. Each of our manufacturing facilities is focused on compatible products to improve quality and lower production costs.

We also integrate the sourcing of selected finished items with our domestic manufacturing operations to further enhance our product and distribution strategy. We acquire selected finished items and component parts from a limited number of offshore suppliers who can meet our quality specifications, production efficiency and scheduling requirements. Approximately 31% of our sales volume in 2009 came from products sourced offshore with The People's Republic of China ("China"), representing the largest volume. During 2009, we moved most of the products sourced in China to Indonesia and Vietnam.

In 2009, we repositioned the Young America product line as the trusted brand for safety, broad selection (including color options), quick delivery, environmental commitment, and quality to better differentiate our infant and youth products in the marketplace. To support this initiative we moved the production of those items previously purchased offshore (primarily youth beds and cribs) to our domestic facilities in the fourth quarter of 2009. This will lower the portion of our sales volume from products sourced offshore. However, we are currently reevaluating the products we source offshore in our adult product line and may over time increase the amount of products sourced offshore.

We operate one manufacturing facility in North Carolina and one in Virginia consisting of an aggregate of approximately two million square feet. We consider our facilities to be generally modern, well-equipped and well-maintained.

We shipped customer orders within 15 days from the receipt of order on average during 2009. Production of our various styles is scheduled based upon actual and anticipated orders. To support our delivery performance, we maintain a higher inventory level of sourced products compared to those we manufacture. Since we ship customer orders on average in 15 days, the size of our backlog is not necessarily indicative of our long-term operations. Our backlog of unshipped orders was $15.6 million at December 31, 2009 and $10.9 million at December 31, 2008.

Raw Materials

The principal materials used in manufacturing our products include lumber, veneers, plywood, particle board, hardware, glue, finishing materials, glass products, laminates, fabrics and metals. We use a variety of species of lumber, including cherry, oak, ash, poplar, pine and maple. Our five largest raw material suppliers accounted for approximately 34% of our purchases in 2009. We believe that our sources of supply for these materials are adequate and that we are not dependent on any one supplier.

Competition

We ranked 17th among the largest furniture manufacturers based on 2008 sales, according to *Furniture/Today*, a trade publication. The furniture industry is highly competitive and includes a large number of foreign and domestic manufacturers, none of which dominates the market. In addition, competition has significantly increased from foreign manufacturers in countries such as China, Vietnam, and Indonesia which have lower production costs. The markets in which we compete include a large number of relatively small manufacturers; however, certain competitors have substantially greater sales volumes and financial resources compared to us. Competitive factors in the premium price range include style, price, quality, delivery, design, service, selection and durability. We believe that our manufacturing processes, our sourcing strategy, long-standing customer relationships and customer responsiveness, consistent support of existing diverse product lines that are high quality and good value, and our experienced management are competitive advantages.

Associates

At December 31, 2009, we employed approximately 1,450 associates. We anticipate our employment to decline to approximately 1,250 associates by March 31, 2010. None of our associates are represented by a labor union. We consider our relationship with our associates to be good.

Trademarks

Our trade names represent many years of continued business, and we believe these names are well recognized and associated with excellent quality and styling in the furniture industry. We own a number of trademarks and design patents, none of which are considered to be material.

Governmental Regulations

We are subject to federal, state and local laws and regulations in the areas of safety, health and environmental protection. Compliance with these laws and regulations has not in the past had any material effect on our earnings, capital expenditures or competitive position. However, the effect of such compliance in the future cannot be predicted. We believe that we are in material compliance with applicable federal, state and local safety, health and environmental regulations.

Forward-Looking Statements

Certain statements made in this report are not based on historical facts, but are forward-looking statements. These statements can be identified by the use of forward-looking terminology such as "believes," "estimates," "expects," "may," "will," "should," or "anticipates," or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. These statements reflect our reasonable judgment with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include the cyclical nature of the furniture industry, business failures or loss of large customers, competition in the furniture industry including competition from lower-cost foreign manufacturers, our success in transitioning certain Young America products to our domestic manufacturing facilities, disruptions in offshore sourcing including those arising from supply or distribution disruptions or those arising from changes in political, economic and social conditions, as well as laws and regulations, in countries from which we source products, international trade policies of the United States and countries from which we source products, manufacturing realignment, the inability to obtain sufficient quantities of quality raw materials in a timely manner, the inability to raise prices in response to inflation and increasing costs, failure to anticipate or respond to changes in consumer tastes and fashions in a timely manner, environmental, health and safety compliance costs, and extended business interruption at manufacturing facilities. In addition, we have made certain forward looking statements with respect to payments we expect to receive under the Continued Dumping and Subsidy Offset Act, which are subject to the risks and uncertainties described in our discussion of those payments that may cause the actual payments to differ materially from those in the forward looking statements. Any forward-looking statement speaks only as of the date of this filing, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new developments or otherwise.

Available Information

Our principal Internet address is www.stanleyfurniture.com. We make available free of charge on this web site our annual, quarterly and current reports, and amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

In addition, you may request a copy of these filings (excluding exhibits) at no cost by writing, telephoning, faxing or e-mailing us at the following address, telephone number, fax number or e-mail address.

Stanley Furniture Company, Inc.
1641 Fairystone Park Highway
Stanleytown, Virginia 24168
Attention: Mr. Douglas I. Payne
Telephone: 276-627-2010
Fax: 276-629-5114
Or e-mail your request to: Investor@Stanleyfurniture.com

Item 1A. Risk Factors

Our results of operations and financial condition can be adversely affected by numerous risks. You should carefully consider the risk factors detailed below in conjunction with the other information contained in this document. Should any of these risks actually materialize, our business, financial condition and future prospects could be negatively impacted.

We may not be able to sustain sales and earnings levels due to economic downturns.

The furniture industry historically has been cyclical in nature and has fluctuated with economic cycles including the current economic recession. During economic downturns, the furniture industry tends to experience longer periods of recession and greater declines than the general economy. We believe that the industry is significantly influenced by economic conditions generally and particularly by housing activity, consumer confidence, the level of personal discretionary spending, demographics and credit availability. These factors not only affect the ultimate consumer, but also impact furniture retailers, which are our primary customers. As a result, a worsening of current conditions could further lower our sales and earnings. In addition, the current economic recession may result in permanent changes in consumer preferences and behavior which could result in a contraction of our market segment resulting in lower sales and earnings levels for the long term.

Business failures, or the loss, of large customers could result in a decrease in our future sales and earnings.

Although we have no customers that individually represent 10% or more of our total annual sales, the possibility of business failures, or the loss, of large customers could result in a decrease of our future sales and earnings. Lost sales may be difficult to replace and any amounts owed to us may become uncollectible.

We may not be able to sustain current sales and earnings due to the actions and strength of our competitors.

The furniture industry is very competitive and fragmented. We compete with many domestic and foreign manufacturers. Competition from foreign producers has increased dramatically in recent years, with most residential wood furniture sold in the United States now coming from imports. These foreign producers typically have lower selling prices due to their lower operating costs. Some competitors have greater financial resources than we have and often offer extensively advertised, well-recognized, branded products. As a result, we are continually subject to the risk of losing market share, which may lower our sales and earnings.

Our strategy to transition Young America Products (infant and youth furniture) to our domestic manufacturing facilities has, and will in the near term, increase operating expenses. If we are not successful in the implementation of this strategy, we may continue to experience significant disruptions to our operations that may result in a decline in revenues in addition to a continued increase in operating expenses.

We believe our decision to bring all Young America production back to our domestic manufacturing facilities was necessary to regain control of the entire production process so that we can reposition Young America as the trusted childrens' furniture brand for safety, broad selection, quick delivery and environmental commitment. This transition has, and will in the near term, increase operating expenses due to the disruption caused by the transition of approximately one-third of our Young America product line from offshore sourcing to our domestic manufacturing facilities. We expect the long-term benefit to be beneficial as we distinguish our Young America product line from the competition in the marketplace. If we are unsuccessful in implementing this strategy, we may continue to experience significant disruptions in our operations that may result in a decline in revenues in addition to a continued increase in operating expenses.

As a result of our reliance on foreign sourcing:

- **Our ability to service customers could be adversely affected and result in lower sales and earnings.**

  Our sourcing partners may not supply goods that meet our manufacturing, quality or safety specifications, in a timely manner and at an acceptable price. We may reject goods that do not meet our specifications and either manufacture internally or find alternative sourcing arrangements at a higher cost, or may be forced to discontinue the product. Also, delivery of goods from our foreign sourcing partners may be delayed for reasons not typically encountered with domestic manufacturing or sourcing, such as shipment delays caused by customs or labor issues.

- **Changes in political, economic and social conditions, as well as laws and regulations, in the countries from which we source products could adversely affect us.**

  Foreign sourcing is subject to political and social instability in countries where our sourcing partners are located. This could make it more difficult for us to service our customers. Also, significant fluctuations of foreign exchange rates against the value of the U.S. dollar could increase costs and decrease earnings. In addition, an outbreak of the avian flu or similar epidemic in Asia or elsewhere may lower our sales and earnings by disrupting our supply chain in the countries impacted.

- **International trade policies of the United States and countries from which we source products could adversely affect us.**

  Imposition of trade sanctions relating to imports, taxes, import duties and other charges on imports could increase our costs and decrease our earnings.

Manufacturing realignment could result in a decrease in our earnings.

We review our domestic manufacturing operations and foreign sourcing program on an ongoing basis. Certain individual products or product lines may be shifted from being domestically produced to being sourced and as a result we may reduce our domestic capacity. Manufacturing realignments could result in a decrease in our earnings.

We may not be able to obtain sufficient quantities of quality raw materials in a timely manner, which could result in a decrease in our sales and earnings.

Because we are dependent on outside suppliers for all of our raw material needs, we must obtain sufficient quantities of quality raw materials from our suppliers at acceptable prices and in a timely manner. We have no long-term supply contracts with our key suppliers. Unfavorable fluctuations in the price, quality and availability of these raw materials could negatively affect our ability to meet demands of our customers and could result in a decrease in our sales and earnings.

We may not be able to maintain or to raise prices in response to inflation and increasing costs.

Future market and competitive pressures may prohibit us from raising prices to offset increased raw material costs, freight costs and other inflationary items. This could lower our earnings.

Failure to anticipate or respond to changes in consumer tastes and fashions in a timely manner could result in a decrease in our sales and earnings.

Residential furniture is a highly styled product and is subject to rapidly changing consumer trends and tastes. If we are unable to predict or respond to changes in these trends and tastes in a timely manner, we may lose sales and have to sell excess inventory at reduced prices. This could lower our sales and earnings.

Future cost of compliance with environmental, safety and health regulations could reduce our earnings.

We are subject to federal, state and local laws and regulations in the areas of safety, health and environmental protection. The timing and ultimate magnitude of costs for compliance with environmental, health and safety regulations are difficult to predict and could reduce our earnings.

Extended business interruption at our manufacturing facilities could result in reduced sales.

Furniture manufacturing creates large amounts of highly flammable wood dust. Additionally, we utilize other highly flammable materials such as varnishes and solvents in our manufacturing processes and are therefore subject to the risk of losses arising from explosions and fires. Our inability to fill customer orders during an extended business interruption could negatively impact existing customer relationships resulting in the loss of market share.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Set forth below is certain information with respect to our principal properties. We believe that all these properties are well maintained and in good condition. All of our plants are equipped with automatic sprinkler systems and modern fire protection equipment, which we believe are adequate. All facilities set forth below are active and operational. Production capacity and extent of utilization of our facilities are difficult to quantify with certainty because maximum capacity and utilization varies periodically depending upon the product being manufactured, the amount of component parts and finished items outsourced and the utilization of the labor force at the facility. In 2009 we operated our facilities at levels significantly below their estimated capacity due to the severe decline in sales. We believe available capacity at our facilities together with the integration of selected imported finished items will be adequate to expand production to meet anticipated demand.

Location	**Primary Use**	**Approximate Facility Size (Square Feet)**	**Owned or Leased**
Stanleytown, VA	Manufacturing /Warehouse and Corporate Headquarters	1,721,000	Owned
Robbinsville, NC	Manufacturing/Warehouse	562,100	Owned
Martinsville, VA	Warehouse	300,000	Owned
High Point, NC	Showroom	51,000	Leased

Item 3. Legal Proceedings

In the normal course of business, we are involved in claims and lawsuits none of which currently, in our opinion, will have a material adverse affect on our consolidated financial statements.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Executive Officers of the Registrant

Our executive officers and their ages as of February 5, 2010 are as follows:

Name	Age	Position
Albert L. Prillaman	64	Chairman
Glenn Prillaman	38	President and Chief Executive Officer
Douglas I. Payne	52	Executive Vice President – Finance and Administration and Secretary

Albert L. Prillaman was reappointed as Chairman of the Board in April 2008, a position he previously held from September 1988 to April 2002. Mr. Prillaman was also reappointed as Chief Executive Officer in September 2008, and held that position until February 2010, he previously held that position from December 1985 to December 2002. Prior to 1985, Mr. Prillaman served as our Vice President and President of the Stanley Furniture division of our predecessor since 1983, and in various executive and other capacities with the Stanley Furniture division of our predecessors since 1969. Albert L. Prillaman is the father of R. Glenn Prillaman.

Glenn Prillaman has been President and Chief Executive Officer since February 2010. Mr. Prillaman was President and Chief Operating Officer from August 2009 until February 2010. He was our Executive Vice President – Marketing and Sales from September 2008 until August 2009. He held the position of Senior Vice President – Marketing and Sales since September 2006 and was our Senior Vice President – Marketing/Sales – Young America® from August 2003 to September 2006. Mr. Prillaman held various management positions in product development from June 1999 to August 2003. He is the son of Albert L. Prillaman.

Douglas I. Payne has been Executive Vice President – Finance and Administration since April 2001. Mr. Payne previously held the position of Senior Vice President – Finance and Administration since December 1996. He was our Vice President of Finance and Treasurer from September 1993 to December 1996. Prior to that time, Mr. Payne held various financial management positions since his employment by us in 1983. Mr. Payne has been our Secretary since 1988.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is quoted on the Nasdaq Stock Market ("Nasdaq") under the symbol **STLY.** The table below sets forth the high and low sales prices per share, for the periods indicated, as reported by Nasdaq.

	2009			2008		
	High	**Low**	**Dividends Paid**	High	Low	Dividends Paid
First Quarter	**$ 8.59**	**$6.50**	**-**	$14.90	$9.39	$.10
Second Quarter	**11.10**	**7.08**	**-**	12.93	9.30	.10
Third Quarter	**13.48**	**9.69**	**-**	11.14	6.79	.10
Fourth Quarter	**11.01**	**7.13**	**-**	11.15	5.60	.10

As of January 20, 2010, we have approximately 1,900 beneficial stockholders. On January 28, 2009, our Board of Directors voted to suspend quarterly cash dividend payments. Our dividend policy and the decision to suspend dividend payments is subject to review and revision by the Board of Directors and any future payments will depend upon our financial condition, our capital requirements and earnings, as well as other factors the Board of Directors may deem relevant.

Performance Graph

The following graph compares cumulative total stockholder return for our company with a broad performance indicator, the Nasdaq Non-Financial Stock index (an industry index) and a Peer group index for the period from December 31, 2004 to December 31, 2009.

The following graph also includes the Nasdaq Market Index that we will be using in the future instead of the Nasdaq Non-Financial Stock Index. We have selected this new index as an industry index because we have been informed by Morningstar, Inc., the company that prepares information we use in the following graph, that the Nasdaq Non-Financial Stock Index will not be available after 2010.



COMPARISON OF CUMULATIVE TOTAL RETURN (1)
STANLEY FURNITURE COMPANY INC.,
NASDAQ NON-FINANCIAL, NASDAQ MARKET INDEX, AND CUSTOM PEER GROUP
$140
$120
$100
$80
$60
$40
$20
$0
2004
2005
2006
2007
2008
2009
Stanley Furniture Company Inc.
NASDAQ Market Index (2)
NASDAQ Non-Financial (3)
Custom Peer Group (4)

(1) The graph shows the cumulative total return on $100 invested at the market close on December 31, 2004, the last trading day in 2004, in common stock or the specified index, including reinvestments of dividends.
(2) Nasdaq Market Index as prepared by Morningstar, Inc.
(3) Nasdaq Non-Financial Stock Index as prepared by Morningstar, Inc.
(4) Peer group Index as prepared by Morningstar, Inc. consists of SIC Code 2511 Wood Household Furniture Index and SIC Code 2512 Wood Household Furniture, Upholstered. At January 5, 2010, Morningstar Inc. reported that these two indexes consisted of Aaron's, Inc., Bassett Furniture Industries, Inc., Chromcraft Revington, Inc., Consolidated Mercantile, Inc., Ethan Allen Interiors, Inc., Flexsteel Industries, Inc., Furniture Brands International, Inc., Hooker Furniture Corporation, Industrie Natuzzi, Keller Manufacturing Company, Inc., Kimball International, Inc., La-Z-Boy, Inc., Luxor Industrial, Rowe Companies, Virco Manufacturing Corporation, and Stanley Furniture Company, Inc.

Equity Compensation Plan Information

The following table summarizes our equity compensation plans as of December 31, 2009:

	Number of shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders	1,640,624	$11.71	812,364

Item 6. Selected Financial Data

	Years Ended December 31,				
	2009	2008	2007	2006	2005
	(in thousands, except per share data)				
Income Statement Data:					
Net sales	**$160,451**	$226,522	$282,847	$307,547	$333,646
Cost of sales (1)	**154,988**	193,929	235,937	242,679	251,937
Gross profit	**5,463**	32,593	46,910	64,868	81,709
Selling, general and administrative expenses (2)	**30,373**	36,441	39,573	42,139	44,267
Pension plan termination charge (3)			(6,605)		
Operating income (loss)	**(24,910)**	(3,848)	732	22,729	37,442
Income from Continued Dumping and Subsidy Offset Act, net	**9,340**	11,485	10,429	4,419	
Other income, net	**160**	308	265	297	288
Interest expense, net	**3,703**	3,211	2,679	1,710	1,825
Income (loss) before income taxes	**(19,113)**	4,734	8,747	25,735	35,905
Income taxes (benefit)	**(7,362)**	998	2,845	8,954	12,674
Net income (loss)	**$ (11,751)**	$ 3,736	$ 5,902	$ 16,781	$ 23,231
Basic Earnings (loss) Per Share: (4)					
Net income (loss)	**$ (1.14)**	$ .36	$ .56	$ 1.44	$ 1.82
Weighted average shares	**10,332**	10,332	10,478	11,649	12,766
Diluted Earnings (loss) Per Share: (4)					
Net income (loss)	**$ (1.14)**	$ .36	$ .55	$ 1.41	$ 1.77
Weighted average shares	**10,332**	10,332	10,677	11,924	13,154
Cash dividends paid per share	**$**	$ .40	$ .40	$ .32	$ .24
Balance Sheet and Other Data:					
Cash	**$ 41,827**	$ 44,013	$ 31,648	$ 6,269	$ 12,556
Inventories	**37,225**	47,344	58,086	59,364	69,961
Working capital	**87,277**	97,059	91,852	72,036	91,200
Total assets	**150,462**	165,871	173,731	162,678	190,488
Long-term debt including current maturities	**27,857**	29,286	30,714	8,571	11,428
Stockholders' equity	**92,847**	103,108	102,851	109,647	132,749
Capital expenditures	**$ 2,621**	$ 2,261	$ 3,951	$ 4,196	$ 4,986
Stock repurchases:					
Shares (4)			639	1,423	1,057
Total cost			$ 13,557	$ 33,576	$ 22,993

(1) Included in cost of sales in 2009 is $5.2 million pre-tax ($3.2 million after-tax), or $.31 per diluted share, for restructuring and related charges for a warehouse consolidation, elimination of certain positions, and a write-down of inventories. Included in cost of sales in 2008 is $5.9 million pre-tax ($4.6 million after-tax), or $.45 per diluted share, for the consolidation of two manufacturing facilities into one. Included in cost of sales in 2007 is $3.6 million pre-tax ($2.4 million after-tax), or $.28 per diluted share, for the conversion of a manufacturing facility to a warehouse operation.

(2) Included in selling, general and administrative expenses in 2009 is $876 thousand pre-tax ($539 thousand after-tax), or $.05 per diluted share, and 2008 is $1.4 million pre-tax ($1.1 million after-tax), or $.11 per diluted share, of restructuring charges.

(3) We terminated our defined benefit pension plan in 2007, resulting in a charge to earnings of $6.6 million pre-tax ($4.5 million after-tax), or $.42 per diluted share.

(4) Amounts have been adjusted to reflect the two-for-one stock split, distributed in the form of a stock dividend, on June 6, 2005.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

The following discussion should be read in conjunction with the Selected Financial Data and the Consolidated Financial Statements and Notes.

Overview

Significant declines in housing activity, consumer confidence and disposable income have led to depressed consumer demand for residential furniture. This slowdown began in late 2005 for the residential furniture industry and intensified in 2008 and 2009 as weakness spread to the broader U.S. economy and beyond.

In response to these deteriorating industry conditions, we have reduced our employment levels by approximately half since late 2005, consolidated our manufacturing footprint from four to two factories and implemented various cost reduction initiatives as further discussed below.

In late 2007, we consolidated production from our Martinsville, Virginia facility into our Stanleytown, Virginia facility. In 2008, we converted the Martinsville facility into a warehouse. This improved our asset utilization and production efficiencies at the Stanleytown facility and lowered our costs by eliminating leased warehouse space. The related pre-tax restructuring cost was $3.8 million ($3.6 million in 2007 and $249,000 in 2008).

In 2008, we consolidated two manufacturing facilities into one, eliminated certain positions and offered a voluntary early retirement incentive. We incurred pre-tax restructuring charges of $7.3 million ($7.1 million in 2008 and $216,000 in 2009) related to this.

In 2009, pre-tax restructuring charges of $6.1 million were incurred for three major items. A warehouse consolidation represents about $2 million pre-tax. We ceased operations at our former Lexington, North Carolina warehouse facility and this real estate was held for sale at December 31, 2009. We eliminated approximately 25% of our salaried positions through a combination of early-retirement incentives and layoffs resulting in about $2 million of pre-tax charges. The remainder of about $2 million pre-tax restructuring expense was due to a write-down of inventories as a result of reducing the number of items offered in our adult product line by discontinuing certain slow moving items.

In 2009, we implemented a strategy to differentiate our Young America product line that led us to move the production of those items we purchased offshore to our domestic facilities. These items were primarily youth beds and cribs. This transition was effected in late 2009 and continues to be disruptive to our operations as we work through this transition.

We will continue to evaluate our manufacturing capacity needs considering offshore sourcing opportunities, current and anticipated demand for our products, overall market conditions and other factors we consider relevant. Should further capacity reductions become necessary, this could cause other restructuring charges in the future. We remain committed to our blended strategy of combining our manufacturing capabilities with a sourcing program in our adult product line. We are currently reevaluating those products we source offshore in our adult product line and may over time increase the amount of products sourced offshore. During 2009 we in-sourced certain components previously purchased from domestic vendors and continue to evaluate whether to purchase or make additional components to improve service and better use our available capacity.

We suspended cash dividend payments in 2009, providing annual cash savings of approximately $4 million. We will continue to focus on effective balance sheet management and cost control in 2010.

Results of Operations

2009 Compared to 2008

Net sales decreased $66.1 million, or 29.2%, in 2009 compared to 2008. The decrease was due primarily to lower unit volume, resulting from continued weakness in demand, which we believe is due primarily to the current economic recession and is consistent with industry trends. Partially offsetting this lower unit volume was an increase in average selling prices of less than 1%.

Gross profit in 2009 decreased to $5.5 million from $32.6 million in 2008. Included in gross profit in 2009 and 2008 is $5.2 million and $5.9 million, respectively in restructuring and related charges. See Note 8 of the Notes to the Consolidated Financial Statements for further details on restructuring and related charges. The lower gross profit and margins in 2009 are primarily due to the significant decline in sales and production levels. Sales have declined at a faster rate in 2009 than we have been able to adjust our cost structure. The much lower production levels have led to significant unfavorable factory overhead variances and plant inefficiencies. Costs associated with the transition of certain Young America products (primarily cribs and youth beds) from offshore sourcing to our domestic manufacturing facilities and higher selling discounts also contributed to lower gross profit in 2009. These factors were partially offset by cost savings from restructuring steps taken in 2008 which resulted in an estimated $4 to $5 million in savings during 2009.

Selling, general and administrative expenses for 2009 decreased $6.1 million compared to 2008, due primarily to lower selling expenses resulting from decreased sales and cost reduction initiatives. Restructuring and related expenses of $876,000 and $1.4 million are included in 2009 and 2008, respectively.

As a result of the above, operating loss was $24.9 million in 2009 compared to an operating loss of $3.8 million in 2008.

We recorded income of $9.3 million in 2009 from the receipt of funds under the Continued Dumping and Subsidy Offset Act of 2000 (CDSOA) involving wooden bedroom furniture imported from China and other related payments, net of legal expenses, compared to $11.5 million in 2008.

Interest income for 2009 decreased from 2008 due primarily to lower earnings on cash primarily invested in a money market fund containing only short duration U.S. Treasury securities backed by the full faith and credit of the U.S. Government.

The effective tax rate for 2009 is 38.5% compared to 21.1% for 2008. The higher effective tax rate is due to the impact of permanent differences on the loss before income taxes. The primary permanent difference is the increase in cash surrender value of life insurance policies, which are used to fund our deferred compensation plan. We expect this relationship to continue, but the percentage impact on the effective rate will depend on the level of future losses or earnings.

2008 Compared to 2007

Net sales decreased $56.3 million, or 19.9%, in 2008 compared to 2007. The decrease was due primarily to lower unit volume, resulting from continued weakness in demand, which we believe was due primarily to economic conditions. Partially offsetting this lower unit volume was an increase in average selling prices.

Gross profit for 2008 decreased to 14.4% from 16.6% in 2007. Restructuring and related charges of $5.9 million and $3.6 million are included in cost of sales for 2008 and 2007, respectively. The remaining decline in gross profit margins resulted primarily from lower sales and production levels, and inflationary cost increases. These factors were partially offset by higher average selling prices and cost reduction initiatives.

Selling, general and administrative expenses as a percentage of net sales were 16.1% in 2008 compared to 14.0% in 2007. Included in 2008 expenses are $1.4 million of restructuring and related charges. Selling, general and administrative expenses decreased by $3.1 million in 2008 primarily due to lower selling expenses resulting from decreased sales and cost reduction initiatives.

As a result of the above, operating loss as a percentage of net sales was 1.7% for 2008, compared to operating income as a percentage of net sales of .3% in 2007.

We recorded income of $11.5 million, net of legal expenses, from the receipt of funds under the CDSOA and other related payments in connection with the case involving wooden bedroom furniture imported from China, compared to $10.4 million in 2007.

Interest expense for 2008 increased over 2007 due primarily to higher average debt levels during the year.

The effective tax rate for 2008 is 21.1% compared to 32.5% for 2007. The lower effective tax rate was due to the impact of permanent differences on lower earnings.

Financial Condition, Liquidity and Capital Resources

Sources of liquidity include cash on hand and cash from operations. We expect these sources of liquidity to be adequate for ongoing expenditures, debt payments and capital expenditures for the foreseeable future. We believe that cash on hand will be adequate during 2010 in the event we do not generate cash from operations.

Working capital, excluding cash and current maturities of long-term debt, decreased $7.6 million during 2009 to $46.9 million from $54.5 million in 2008. The decrease was primarily due to lower accounts receivable and inventories, reflecting lower sales and production levels.

Cash used from operations was $1.2 million in 2009 compared to cash generated of $18.3 million in 2008 and $23.0 million in 2007. The decrease in 2009 was primarily due to lower cash received from customers due to lower sales, partially offset by lower cash paid to suppliers and employees due to lower production and lower tax payments due to an operating loss in 2009.

Net cash used by investing activities was $1.3 million in 2009 compared to $1.9 million in 2008 and $4.0 million in 2007. In 2009, sale of assets provided cash of $1.3 million. We invested $2.6 million, $2.3 million, and $4.0 million for normal capital expenditures in 2009, 2008, and 2007, respectively. Capital expenditures in 2010 are anticipated to be in the range of $2.0 million to $3.0 million.

Net cash provided by financing activities was $318,000 in 2009, compared to cash used of $4.0 million in 2008 and cash provided of $6.3 million in 2007. The change from 2008 to 2009 is due to the suspension of quarterly cash dividend payments in 2009. In 2007, a portion of the proceeds from our $25 million private note placement and cash from operations provided funds for the purchase and retirement of our common stock, payment of cash dividends and scheduled debt payments.

At December 31, 2009, long-term debt including current maturities was $27.9 million. Our note agreement requires us to maintain certain financial covenants. In January 2009 we entered into an amendment to our note agreement providing that two financial covenants relating to operating income and earnings would not apply during 2009. Instead this amendment required that we maintain unrestricted cash on hand of at least $20 million through March 30, 2010 and maintain earnings before interest and taxes of not less than a loss of $10 million for each of the twelve month periods ending March 31, June 30, September 30, and December 31, 2009. In December 2009, we entered into another amendment to our note agreement that eliminated the earnings before interest and taxes covenant for the twelve months ended December 31, 2009. This amendment also provides that the two financial covenants relating to operating income and earnings not apply during 2010. Instead, this amendment requires that we maintain unrestricted cash on hand of at least $25 million through April 3, 2011 and maintain earnings before interest and taxes of not less than a loss of $15 million for each of the four fiscal quarters in 2010 on an annualized basis. We were in compliance with these covenants, as amended, as of December 31, 2009. In the event of noncompliance we would have to seek waivers or additional amendments. If we are not able to obtain such waivers or amendments from our lenders then we would need to seek other funding or use cash on hand to repay the lenders and pay yield maintenance amounts required in connection with prepayment.

Debt service requirements are $1.4 million in 2010, $5.0 million in 2011, and $3.6 million in 2012, 2013, and 2014. As of December 31, 2009 cash on hand was $41.8 million.

Net deferred tax assets are approximately $1.3 million at December 31, 2009. We have performed the required assessment of positive and negative evidence regarding the realization of the net deferred tax assets, which included the evaluation of taxable income in prior years where carryback is permitted by current tax law, scheduled reversals of deferred tax liabilities and estimates of projected future taxable income. Based on our assessment, we have concluded that it is more likely than not that such assets, net of the existing valuation allowance, will be realized. We will again need to make a similar assessment in 2010 if industry conditions continue to deteriorate and considering the current year's reduction in available taxable income in carryback years. In the event that net operating loss carrybacks, reversals of existing taxable temporary differences, future taxable income or future tax-planning strategies are insufficient, realization of the existing deferred tax assets could be in question in future years.

The following table sets forth our contractual cash obligations and other commercial commitments at December 31, 2009 (in thousands):

		Payment due or commitment expiration			
	Total	Less Than 1 year	2-3 years	4-5 years	Over 5 years
Contractual cash obligations:					
Long-term debt	**$27,857**	$1,429	$ 8,571	$ 7,142	$10,715
Postretirement benefits other than pensions(1)	**3,353**	478	841	690	1,344
Fixed interest payment on long-term debt	**7,770**	1,831	2,934	1,923	1,082
Operating leases	**2,790**	683	1,071	883	153
Total contractual cash obligations	**$41,770**	$4,421	$13,417	$10,638	$13,294
Other commercial commitments:					
Letters of credit	**$ 1,566**	$1,566			

(1) The RP-2000 Mortality tables were used in estimating future benefit payments, and the health care cost trend rate for determining payments is 9.5% for 2010 and gradually declines to 5.5% in 2018 where it is assumed to remain constant for the remaining years.

Not included in the above table is unrecognized tax benefits of $808,000, due to the uncertainty of the date of occurrence.

Continued Dumping and Subsidy Offset Act (CDSOA)

We recorded income of $9.3 million, $11.5 million and $10.4 million in 2009, 2008 and 2007, respectively, from CDSOA payments and other related payments, net of legal expenses. These payments came from the case involving Wooden Bedroom Furniture imported from China. The CDSOA provides for distribution of monies collected by U.S. Customs and Border Protection for imports covered by antidumping duty orders entering the United States through September 30, 2007 to qualified domestic producers. Antidumping duties for merchandise entering the U.S. after September 30, 2007 remain with the U.S. Treasury.

Approximately $137 million of funds available for distribution were set aside by the government over the past four years principally for domestic producers that have requested CDSOA funds and are not eligible to receive funds based on the CDSOA and the government's historical administration of the CDSOA. The government set aside these CDSOA funds in connection with two lower court cases involving the CDSOA that were decided against the government on constitutional grounds. The government appealed and prevailed on one of these cases in the U.S. Court of Appeals for the Federal circuit. The plaintiffs in this case have filed a petition with the U.S. Supreme Court for a writ of certiorari. The U.S. Supreme Court should announce whether or not it will hear the case by late spring 2010. Absent U.S. Supreme Court action that alters or overturns the U.S. Court of Appeals ruling or further action in the second case, we expect to receive approximately $36 million of the funds set aside by the government (based on our allocation of the funds distributed in each of the past four years).

According to U.S. Customs and Border Protection, as of October 1, 2009, approximately $32 million in duties had been secured by cash deposits and bonds on unliquidated entries, and this amount is potentially available for distribution under the CDSOA to eligible domestic manufacturers in connection with the case involving wooden bedroom furniture imported from China. The amount ultimately distributed will be impacted by the annual administrative review process which can retroactively increase or decrease the actual duties owed on entries secured by cash deposits and bonds. Assuming our percentage allocation in future years is the same as it was for the 2009 payment (approximately 27% of the funds distributed) and the $32 million collected by the government as of October 1, 2009 does not change as a result of the annual administrative review process or otherwise, we could receive approximately $3.5 million to $8.5 million in CDSOA funds in addition to the funds held back and set aside pending the final resolution of the court cases discussed above.

Due to the uncertainty of the various legal and administrative processes, we cannot provide assurances as to the amount of additional CDSOA funds that ultimately will be received, if any, and we cannot predict when we may receive any additional CDSOA funds.

Critical Accounting Policies

We have chosen accounting policies that are necessary to accurately and fairly report our operational and financial position. Below are the critical accounting policies that involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Allowance for doubtful accounts – We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments. We perform ongoing credit evaluations of our customers and monitor their payment patterns. Should the financial condition of our customers deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required which would reduce our earnings.

Inventory valuation – Inventory is valued at the lower of cost or market. Cost for all inventories is determined using the first-in, first-out (FIFO) method. We evaluate our inventory to determine excess or slow moving items based on current order activity and projections of future demand. For those items identified, we estimate our market value based on current trends. Those items having a market value less than cost are written down to their market value. If we fail to forecast demand accurately, we could be required to write off additional non-saleable inventory, which would also reduce our earnings.

Deferred Taxes -- We recognize deferred tax assets and liabilities based on the estimated future tax effects of differences between the financial statements and the tax basis of assets and liabilities given the enacted tax laws. We evaluate the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that the company will realize its deferred tax assets in the future. The assessment of whether or not a valuation allowance is required often requires significant judgment, including the forecast of future taxable income. Adjustments to the deferred tax valuation allowance are made to earnings in the period when such assessment is made.

In preparation of the company's financial statements, management exercises judgments in estimating the potential exposure to unresolved tax matters and applies a more likely than not criteria approach for recording tax benefits related to uncertain tax positions. While actual results could vary, in management's judgment, the company has adequate tax accruals with respect to the ultimate outcome of such unresolved tax matters.

Long-lived assets – Property, plant and equipment is reviewed for possible impairment when events indicate that the carrying amount of an asset may not be recoverable. Assumptions and estimates used in the evaluation of impairment may affect the carrying value of long-lived assets, which could result in impairment charges in future periods that would lower our earnings. Depreciation policy reflects judgments on the estimated useful lives of assets. If the estimated remaining useful lives of our assets decrease, we would be required to depreciate our assets more quickly, which would also lower our earnings.

Goodwill – Goodwill represents the excess of cost of an acquired business over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. We test goodwill for impairment annually (on December 31), or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. If the fair value of the reporting unit is less than its carrying value, we perform an additional step to determine the implied fair value of goodwill associated with that reporting unit. As of both December 31, 2009 and 2008, goodwill totaled $9.1 million, representing 6.0% and 5.4% of total assets, respectively.

The impairment test requires us to compare the fair value of business reporting units to their carrying value, including assigned goodwill. In assessing potential impairment of goodwill, we have determined that we have one reporting unit based on our reporting structure. As of December 31, 2009, our book value was $8.99 per share of outstanding common stock and the closing trading price of our common stock was $10.15 per share. The fair value of our single reporting unit is determined based on a discounted cash flow analysis which employs present value techniques and considers market factors. The results of the annual impairment tests performed as of December 31, 2009, 2008 and 2007 indicated the fair value of the reporting unit exceeded its carrying value and therefore our goodwill was not impaired.

Determining the fair value of our reporting unit involves the use of significant estimates and assumptions. The estimate of fair value of our reporting unit is based on our projection of revenues, gross margin, operating costs and cash flows considering historical and estimated future results, general economic and market conditions as well as the impact of planned business and operational strategies. We base our fair value estimates on assumptions we believe to be reasonable at the time, but such assumptions are subject to inherent uncertainty. Actual results may differ from those estimates. A 10 percent decrease in the estimated fair value of our reporting unit would not have resulted in an impairment of goodwill at December 31, 2009. However, changes in the judgments and estimates underlying our analysis could result in a significantly different estimate of fair value of our reporting unit and could result in an impairment of goodwill in the future.

Off-Balance Sheet Arrangements

We do not have transactions or relationships with "special purpose" entities, and we do not have any off-balance sheet financing other than normal operating leases primarily for showroom and office space, and certain technology equipment.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

None of our foreign sales or purchases are denominated in foreign currency and we do not have any foreign currency hedging transactions. While our foreign purchases are denominated in U.S. dollars, a relative decline in the value of the U.S. dollar could result in an increase in the cost of products obtained from offshore sourcing and reduce our earnings, unless we are able to increase our prices for these items to reflect any such increased cost.

Item 8. Financial Statements and Supplementary Data

The consolidated financial statements and schedule listed in items 15(a) (1) and (a) (2) hereof are incorporated herein by reference and are filed as part of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2009. The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, our independent public accounting firm, as stated in their report, which is included on page F-2 of this Annual Report on Form 10-K.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fourth quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information related to our directors is set forth under the caption "Election of Directors" of our proxy statement (the "2010 Proxy Statement") for our annual meeting of shareholders scheduled for April 29, 2010. Such information is incorporated herein by reference.

Information relating to compliance with section 16(a) of the Exchange Act is set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" of our 2010 Proxy Statement and is incorporated herein by reference.

Information relating to the Audit Committee and Board of Directors' determinations concerning whether a member of the Audit Committee of the Board is a "financial expert" as that term is defined under Item 407(d) (5) of Regulation S-K is set forth under the caption "Board and Board Committee Information" of our 2010 Proxy Statement and is incorporated herein by reference.

Information concerning our executive officers is included in Part I of this report under the caption "Executive Officers of the Registrant."

We have adopted a code of ethics that applies to our associates, including the principal executive officer, principal financial officer, principal accounting officer or controller, or person performing similar functions. Our code of ethics is posted on our website at www.stanleyfurniture.com. Amendments to and waivers from our code of ethics will be posted to our website when permitted by applicable SEC and NASDAQ rules and regulations.

Item 11. Executive Compensation

Information relating to our executive compensation is set forth under the captions "Compensation of Executive Officers," "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" of our 2010 Proxy Statement. Such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Our information relating to this item is set forth under the caption "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of our 2010 Proxy Statement. Such information is incorporated herein by reference.

Information concerning our equity compensation plan is included in Part II of this report under the caption "Equity Compensation Plan Information."

Item 13. Certain Relationships and Related Transactions, and Director Independence

Our information relating to this item is set forth under the caption "Compensation of Executive Officers – Employment Agreements and Related Transactions" and "Board and Board Committee Information" of our 2010 Proxy Statement. Such information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Our information relating to this item is set forth under the caption "Independent Registered Public Accountants" of our 2010 Proxy Statement. Such information is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) Documents filed as a part of this Report:

(1) The following consolidated financial statements are included in this report on Form 10-K:
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2009 and 2008
Consolidated Statements of Income for each of the three years in the period ended December 31, 2009
Consolidated Statements of Changes in Stockholders' Equity for each of the three years in the period ended December 31, 2009
Consolidated Statements of Cash Flow for each of the three years in the period ended December 31, 2009
Notes to Consolidated Financial Statements

(2) Financial Statement Schedule:
Schedule II – Valuation and Qualifying Accounts for each of the three years in the period ended December 31, 2009

(b) Exhibits:

3.1 The Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Form 10-Q (Commission File No. 0-14938) for the quarter ended July 2, 2005).

3.2 By-laws of the Registrant as amended (incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K (Commission File No. 0-14938) filed February 3, 2010).

4.1 The Certificate of Incorporation and By-laws of the Registrant as currently in effect (incorporated by reference to Exhibits 3.1 and 3.2 hereto).

4.2 Amended and Restated Note Purchase and Private Shelf Agreement dated as of January 26, 2007, among the Registrant, The Prudential Insurance Company of America, the other purchasers named therein and the affiliates of Prudential who became purchasers as defined therein (incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-K (Commission File No 0-14938) filed February 1, 2007).

4.3 Amendment to Amended and Restated Note Purchase and Private Shelf Agreements dated as of October 12, 2007, among the Registrant, The Prudential Insurance Company of America ("Prudential"), Hartford Life Insurance Company, Medica Health Plans, Pruco Life Insurance Company of New Jersey, Prudential Retirement Insurance and Annuity Company, Mutual of Omaha Insurance Company. (incorporated by Reference to Exhibit 4.1 to the Registrant's Form 10-Q (Commission File No 0-17938) for the quarter ended September 29, 2007).

4.4 Second Amendment to Note Purchase and Private Shelf Agreement dated as of December 30, 2008, among the Registrant, The Prudential Life Insurance Company of America, Pruco Life Insurance Company of New Jersey, Prudential Retirement Insurance and Annuity Company, Hartford Life Insurance Company, Mutual of Omaha Insurance Company and Medica Health Plans. (1)

4.5 Third Amendment to Note Purchase and Private Shelf Agreement dated as of January 23, 2009, among the Registrant, The Prudential Insurance Company of America, Pruco Life Insurance Company of New Jersey, Prudential Retirement Insurance and Annuity Company, Hartford Life Insurance Company, Mutual of Omaha Insurance Company and Medica Health Plans (incorporated by Reference to Exhibit 4.01 to the Registrant's Form 8-K (Commission File No. 0-14938) filed January 29, 2009).

4.6 Fourth Amendment to Note Purchase and Private Shelf Agreement dated as of December 18, 2009, among the Registrant, The Prudential Insurance Company of America, and other holders of Notes named therein (incorporated by Reference to Exhibit 9.01 to the Registrant's Form 8-K (Commission File No. 0-14938) filed December 22, 2009).

---

(1) Filed Herewith

10.1 Supplemental Retirement Plan of Stanley Furniture Company, Inc., as restated effective January 1, 1993 (incorporated by reference to Exhibit 10.8 to the Registrant's Form 10-K (Commission File No. 0-14938) for the year ended December 31, 1993).(2)

10.2 First Amendment to Supplemental Retirement Plan of Stanley Furniture Company, Inc., effective December 31, 1995, adopted December 15, 1995 (incorporated by reference to Exhibit 10.7 to the Registrant's Form 10-K (Commission File No. 0-14938) for the year ended December 31, 1995).(2)

10.3 Stanley Interiors Corporation Deferred Compensation Capital Enhancement Plan, effective January 1, 1986, as amended and restated effective August 1, 1987 (incorporated by reference to Exhibit 10.12 to the Registrant's Registration Statement on Form S-1 (Commission File No. 0-14938), No. 33-7300).(2)

10.4 Employment Agreement dated as of December 31, 2008, between Douglas I. Payne and the Registrant (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K (Commission File No. 0-14938) filed on December 10,2008).(2)

10.5 2000 Incentive Compensation Plan (incorporated by reference to Exhibit A to the Registrant's Proxy Statement (Commission File No. 0-14938) for the special meeting of stockholders held on August 24, 2000).(2)

10.6 Second Amendment to Supplemental Retirement Plan of Stanley Furniture Company, Inc. effective January 1, 2002 (incorporated by reference to Exhibit 10.33 to the Registrant's Form 10-K (Commission File No. 0-14938) for the year ended December 31, 2002).(2)

10.7 2005 Incentive Compensation Award, dated as of December 15, 2004, from the Registrant to Douglas I. Payne (incorporated by reference to Exhibit 10.22 to the Registrant's Form 10-K (Commission File No. 0-14938) for the year ended December 31, 2004).(2)

10.8 Form of Stock Option Award under 2000 Incentive Plan (ISO) (incorporated by reference to Exhibit 10.23 to the Registrant's Form 10-K (Commission File No. 0-14938) for the year ended December 31, 2004).(2)

10.9 Form of Stock Option Award under 2000 Incentive Plan (ISO/NSO) (incorporated by reference to Exhibit 10.24 to the Registrant's Form 10-K (Commission File No. 0-14938) for the year ended December 31, 2004).(2)

10.10 Form of Stock Option Award under 2000 Incentive Plan (Directors) (incorporated by reference to Exhibit 10.25 to the Registrant's Form 10-K (Commission File No. 0-14938) for the year ended December 31, 2004).(2)

10.11 Form of Indemnification Agreement between the Registrant and each of its Directors (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K (Commission File No. 0-14938) filed on September 25, 2008).

10.12 Voluntary Separation Agreement and General Release by and between Jeffrey R. Scheffer and Stanley Furniture Company, Inc. dated September 23, 2008 (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K (Commission File No. 0-14938) filed on September 25, 2008).

10.13 Change in Control Protection Agreement, dated December 11, 2009, by and between Stanley Furniture Company, Inc. and Glenn Prillaman (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K (commission File No. 0-14938) filed on December 14, 2009). (2)

10.14 2008 Incentive Compensation Plan (incorporated by reference to Exhibit A to the Registrant's Proxy Statement (Commission File No. 0-14938) for the annual meeting of stockholders held on April 15, 2008). (2)

---

(2) Management contract or compensatory plan

10.15 Form of Stock Option Award under 2008 Incentive Plan (Officers) (incorporated by reference to Exhibit 10.21 to the Registrant's Form 10-K (Commission File No. 0-14938) for the year ended December 31, 2008). (2)

10.16 Form of Stock Option Award under 2008 Incentive Plan (Directors) (incorporated by reference to Exhibit 10.22 to the Registrant's Form 10-K (Commission File No. 0-14938) for the year ended December 31, 2008). (2)

10.17 Form of Separation Agreement and General Release between Stephen A. Bullock and the Registrant (incorporated by reference to the Registrant's Form 8-K (Commission File No. 0-14938) filed on December 14, 2009). (2)

21 List of Subsidiaries. (1)

23 Consent of PricewaterhouseCoopers LLP. (1)

31.1 Certification by Glenn Prillaman, our Chief Executive Officer, pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended. (1)

31.2 Certification by Douglas I. Payne, our Chief Financial Officer, pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended. (1)

32.1 Certification by Glenn Prillaman, our Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(1)

32.2 Certification by Douglas I. Payne, our Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(1)

---

(1) Filed Herewith
(2) Management contract or compensatory plan

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on our behalf by the undersigned, thereunto duly authorized.

STANLEY FURNITURE COMPANY, INC.

February 5, 2010

By: /s/Glenn Prillaman
Glenn Prillaman
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/Albert L. Prillaman (Albert L. Prillaman)	Chairman and Director	February 5, 2010
/s/Glenn Prillaman (Glenn Prillaman)	President and Chief Executive Officer (Principal Executive Officer) and Director	February 5, 2010
/s/Douglas I. Payne (Douglas I. Payne)	Executive Vice President – Finance and Administration and Secretary (Principal Financial and Accounting Officer)	February 5, 2010
/s/Robert G. Culp, III (Robert G. Culp, III)	Director	February 5, 2010
/s/Michael P. Haley (Michael P. Haley)	Director	February 5, 2010
/s/Thomas L. Millner (Thomas L. Millner)	Director	February 5, 2010
/s/T. Scott McIlhenny, Jr. (T. Scott McIlhenny, Jr.)	Director	February 5, 2010

STANLEY FURNITURE COMPANY, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2009
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements	Page

Report of Independent Registered Public Accounting Firm

To the Board of the Directors and Stockholders of Stanley Furniture Company, Inc.

In our opinion, the accompanying consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Stanley Furniture Company, Inc. and its subsidiaries at December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Richmond, Virginia
February 5, 2010

STANLEY FURNITURE COMPANY, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31,	
	2009	2008
ASSETS		
Current assets:		
Cash	**$ 41,827**	$ 44,013
Accounts receivable, less allowances of $1,747 and $1,644	**15,297**	21,873
Inventories:		
Finished goods	**22,376**	36,803
Work-in-process	**8,184**	3,493
Raw materials	**6,665**	7,048
Total inventories	**37,225**	47,344
Prepaid expenses and other current assets	**4,898**	3,758
Income tax receivable	**6,882**	
Deferred income taxes	**3,433**	3,906
Total current assets	**109,562**	120,894
Property, plant and equipment, net	**31,375**	35,445
Goodwill	**9,072**	9,072
Other assets	**453**	460
Total assets	**$150,462**	$165,871
LIABILITIES		
Current liabilities:		
Current maturities of long-term debt	**$ 1,429**	$ 1,429
Accounts payable	**11,633**	11,236
Accrued salaries, wages and benefits	**6,597**	6,280
Other accrued expenses	**2,626**	4,890
Total current liabilities	**22,285**	23,835
Long-term debt, exclusive of current maturities	**26,428**	27,857
Deferred income taxes	**2,128**	2,778
Other long-term liabilities	**6,774**	8,293
Total liabilities	**57,615**	62,763
Commitments and Contingencies		
STOCKHOLDERS' EQUITY		
Common stock, $0.02 par value, 25,000,000 shares authorized, 10,332,179 shares issued and outstanding	**207**	207
Capital in excess of par value	**1,897**	1,058
Retained earnings	**90,852**	102,603
Accumulated other comprehensive loss	**(109)**	(760)
Total stockholders' equity	**92,847**	103,108
Total liabilities and stockholders' equity	**$150,462**	$165,871

The accompanying notes are an integral part
of the consolidated financial statements.

STANLEY FURNITURE COMPANY, INC.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	For the Years Ended December 31,		
	2009	2008	2007
Net sales	**$160,451**	$226,522	$282,847
Cost of sales	**154,988**	193,929	235,937
Gross profit	**5,463**	32,593	46,910
Selling, general and administrative expenses	**30,373**	36,441	39,573
Pension plan termination charge			(6,605)
Operating income (loss)	**(24,910)**	(3,848)	732
Income from Continued Dumping and Subsidy Offset Act, net	**9,340**	11,485	10,429
Other income, net	**160**	308	265
Interest income	**45**	591	556
Interest expense	**3,748**	3,802	3,235
Income (loss) before income taxes	**(19,113)**	4,734	8,747
Income tax (benefit) expense	**(7,362)**	998	2,845
Net income (loss)	**$(11,751)**	$ 3,736	$ 5,902
Earnings (loss) per share:			
Basic	**$ (1.14)**	$ .36	$ .56
Diluted	**$ (1.14)**	$ .36	$ .55
Weighted average shares outstanding:			
Basic	**10,332**	10,332	10,478
Diluted	**10,332**	10,332	10,677
Cash dividends declared and paid per common share	**$**	$ .40	$ .40

The accompanying notes are an integral part of the consolidated financial statements.

STANLEY FURNITURE COMPANY, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For each of the three years in the period ended December 31, 2009
(in thousands, except per share data)

	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2006	10,929	$ 219	$ 59	$114,189	$ (4,820)	$109,647
Cumulative effect of adoption of FIN48				21		21
Adjusted balance, January 1, 2007	10,929	219	59	114,210	(4,820)	109,668
Net income				5,902		5,902
Prior service cost, net of deferred income tax benefit of $1					(2)	(2)
Actuarial loss, net of deferred income tax benefit of $136					(141)	(141)
Comprehensive Income						5,759
Termination of defined benefit pension plan, net of deferred income tax benefit of $2,488					4,017	4,017
Exercise of stock options	43	1	531			532
Stock-based compensation			534			534
Tax benefit on exercise of stock options			92			92
Purchase and retirement of stock	(640)	(13)	(625)	(12,919)		(13,557)
Dividends paid, $0.40 per share				(4,194)		(4,194)
Balance at December 31, 2007	10,332	207	591	102,999	(946)	102,851
Net income				3,736		3,736
Prior service cost, net of deferred income tax benefit of $3					(5)	(5)
Actuarial gain, net of deferred income tax expense of $118					191	191
Comprehensive Income						3,922
Stock-based compensation			467			467
Dividends paid, $0.40 per share				(4,132)		(4,132)
Balance at December 31, 2008	10,332	207	1,058	102,603	(760)	103,108
Net loss				**(11,751)**		**(11,751)**
Negative plan amendment, net of deferred income tax benefit of $130					**209**	**209**
Prior service cost, net of deferred income tax benefit of $326					**526**	**526**
Actuarial loss, net of deferred income tax expense of $138					**(84)**	**(84)**
Comprehensive Income						**(11,100)**
Stock-based compensation			**839**			**839**
Balance at December 31, 2009	**10,332**	**$ 207**	**$ 1,897**	**$ 90,852**	**$ (109)**	**$ 92,847**

The accompanying notes are an integral part of the consolidated financial statements.

STANLEY FURNITURE COMPANY, INC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Years Ended December 31,		
	2009	2008	2007
Cash flows from operating activities:			
Cash received from customers	**$168,504**	$230,255	$289,951
Cash paid to suppliers and employees	**(171,349)**	(215,527)	(269,795)
Cash from Continued Dumping and Subsidy Offset Act, net	**7,443**	10,828	9,986
Interest paid	**(3,664)**	(3,111)	(2,359)
Income taxes paid	**(2,120)**	(4,168)	(4,775)
Net cash (used) provided by operating activities	**(1,186)**	18,277	23,008
Cash flows from investing activities:			
Capital expenditures	**(2,621)**	(2,261)	(3,951)
Proceeds from sale of assets	**1,303**		
Other, net		360	(20)
Net cash used by investing activities	**(1,318)**	(1,901)	(3,971)
Cash flows from financing activities:			
Proceeds from senior notes			25,000
Purchase and retirement of common stock			(13,557)
Repayment of senior notes	**(1,429)**	(1,429)	(2,857)
Dividends paid		(4,132)	(4,194)
Proceeds from exercise of stock options			532
Tax benefit from exercise of stock options			32
Proceeds from insurance policy loans	**1,747**	1,550	1,386
Net cash provided (used) by financing activities	**318**	(4,011)	6,342
Net (decrease) increase in cash	**(2,186)**	12,365	25,379
Cash at beginning of year	**44,013**	31,648	6,269
Cash at end of year	**$ 41,827**	$ 44,013	$ 31,648

Reconciliation of net (loss) income to net cash (used) provided by operating activities:

	2009	2008	2007
Net (loss) income	**$(11,751)**	$ 3,736	$ 5,902
Adjustments to reconcile net (loss) income to net cash (used) provided by operating activities:			
Pension plan termination charge			6,605
Depreciation	**5,908**	8,805	8,982
Amortization	**86**	48	72
Inventory write-down	**2,077**		
Deferred income taxes	**(177)**	(2,571)	(4,083)
Stock-based compensation	**839**	467	534
Other, net			188
Changes in assets and liabilities:			
Accounts receivable	**6,576**	3,520	6,867
Inventories	**8,042**	10,742	1,278
Prepaid expenses and other current assets	**(10,435)**	(2,041)	(1,142)
Accounts payable	**397**	(4,870)	(1,783)
Accrued salaries, wages and benefits	**1,580**	(525)	(3,028)
Other accrued expenses	**(2,875)**	904	2,528
Other assets	**66**	103	88
Other long-term liabilities	**(1,519)**	(41)	
Net cash (used) provided by operating activities	**$ (1,186)**	$ 18,277	$ 23,008

The accompanying notes are an integral part
of the consolidated financial statements

STANLEY FURNITURE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

The consolidated financial statements include Stanley Furniture Company, Inc. and our wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated. We are a leading designer and manufacturer of wood furniture exclusively targeted at the premium price range of the residential market.

We operate in one business segment. Substantially all revenues result from the sale of residential furniture products in the United States. Substantially all trade accounts receivable are due from retailers in this market, which consists of a large number of entities with a broad geographical dispersion.

Subsequent events were evaluated through the date these financial statements were issued.

Cash Equivalents

Cash and short-term, highly-liquid investments with original maturities of three months or less are considered cash and cash equivalents.

Revenue Recognition

Sales are recognized when products are shipped to customers. Revenue includes amounts billed to customers for shipping. Costs to warehouse and prepare goods for shipping to customers are expensed and recorded in selling, general and administrative expenses and amounted to $3.7 million, $4.1 million, and $5.0 million in 2009, 2008 and 2007, respectively.

Inventories

Inventories are valued at the lower of cost or market. Cost for all inventories is determined using the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Depreciation of property, plant and equipment is computed using the straight-line method based upon the estimated useful lives. Gains and losses related to dispositions and retirements are included in income. Maintenance and repairs are charged to income as incurred; renewals and betterments are capitalized. Assets are reviewed for possible impairment when events indicate that the carrying amount of an asset may not be recoverable. Assumptions and estimates used in the evaluation of impairment may affect the carrying value of property, plant and equipment, which could result in impairment charges in future periods. Depreciation policy reflects judgments on the estimated useful lives of assets.

Income Taxes

Deferred income taxes are determined based on the difference between the consolidated financial statement and income tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax expense represents the change in the deferred tax asset/liability balance. Income tax credits are reported as a reduction of income tax expense in the year in which the credits are generated.

1. **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments

Accounting for fair value measurements requires disclosure of the level within the fair value hierarchy in which fair value measurements in their entirety fall, segregating fair value measurements using quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3). The fair value of our long-term debt is estimated on a level 2 basis, using a discounted cash flow analysis based on the incremental borrowing rates currently available to us for loans with similar terms and maturities. At December 31, 2009, the estimated fair value of our long-term debt approximates the carrying amount of $27 million. The fair value of trade receivables, trade payables and letters of credit approximate the carrying amount because of the short maturity of these instruments.

Earnings per Common Share

Basic earnings per share is computed based on the average number of common shares outstanding. Diluted earnings per share reflects the increase in average common shares outstanding that would result from the assumed exercise of outstanding stock options, calculated using the treasury stock method.

Stock-Based Compensation

Accounting for share-based payment requires compensation costs related to share-based payment transactions to be recognized in the financial statements. We adopted the related standard using the modified prospective application transition method. Under this method, compensation cost includes options prior to but not vested as of December 31, 2005 and all options granted since the adoption of this standard.

Goodwill

Goodwill represents the excess of cost of an acquired business over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. We test goodwill for impairment annually on December 31, or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. If the fair value of the reporting unit is less than its carrying value, we perform an additional step to determine the implied fair value of goodwill associated with that reporting unit. As of both December 31, 2009 and 2008, goodwill totaled $9.1 million.

The impairment test requires us to compare the fair value of business reporting units to their carrying value, including assigned goodwill. In assessing potential impairment of goodwill, we have determined that we have one reporting unit based on our reporting structure. The fair value of our single reporting unit is determined based on a discounted cash flow analysis. The results of the annual impairment tests performed as of December 31, 2009, 2008 and 2007 indicated the fair value of the reporting unit exceeded its carrying value and therefore our goodwill was not impaired.

Determining the fair value of our reporting unit involves the use of significant estimates and assumptions. The estimate of fair value of our reporting unit is based on our projection of revenues, gross margin, operating costs and cash flows considering historical and estimated future results, general economic and market conditions as well as the impact of planned business and operational strategies.

Tariffs imposed on wooden bedroom furniture imported from China

Tariff expense is based on the most current rates published by the U.S. Department of Commerce. These rates are potentially subject to an administrative review process starting approximately one year after the publication date. The final amounts paid will depend on whether administrative reviews are performed and the outcome of those reviews, if any, on the vendors we purchase from.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Changes in such estimates may affect amounts reported in future periods.

2. Property, Plant and Equipment

	Depreciable lives (in years)	(in thousands) 2009	2008
Land and buildings	20 to 50	**$ 33,900**	$ 39,862
Machinery and equipment	5 to 12	**63,403**	65,448
Office furniture and equipment	3 to 10	**1,284**	1,384
Construction in progress		**670**	120
Property, plant and equipment, at cost		**99,257**	106,814
Less accumulated depreciation		**67,882**	71,369
Property, plant and equipment, net		**$ 31,375**	$ 35,445

3. Debt

	(in thousands) 2009	2008
6.73% Senior notes due through May 3, 2017	**$25,000**	$25,000
6.94% Senior notes due through May 3, 2011	**2,857**	4,286
Total	**27,857**	29,286
Less current maturities	**1,429**	1,429
Long-term debt, exclusive of current maturities	**$26,428**	$27,857

Annual principal requirements are $1.4 million in 2010, $5.0 million in 2011, and $3.6 million in 2012, 2013, and 2014.

The above loan agreements require us to maintain certain financial covenants, including a limit on total debt and a fixed charge coverage ratio. In January 2009 we entered into an amendment to our note agreement providing that two financial covenants relating to operating income and earnings would not apply during 2009. Instead this amendment required that we maintain unrestricted cash on hand of at least $20 million through March 30, 2010 and maintain earnings before interest and taxes of not less than a loss of $10 million for each of the twelve month periods ending March 31, June 30, September 30, and December 31, 2009. In December 2009, we entered into another amendment to our note agreement that eliminated the earnings before interest and taxes covenant for the twelve months ended December 31, 2009. This amendment also provides that the two financial covenants relating to operating income and earnings not apply during 2009 and 2010. Instead, this amendment requires that we maintain unrestricted cash on hand of at least $25 million through April 3, 2011 and maintain earnings before interest and taxes of not less than a loss of $15 million for each of the four fiscal quarters in 2010 on an annualized basis. We were in compliance with these covenants, as amended, as of December 31, 2009.

Effective January 1, 2010, the December 2009 amendment increased the interest rate on our outstanding 6.73% senior notes due 2017 and 6.94% senior notes due 2011 to 8.23% and 8.44%, respectively, until any fiscal quarter that our ratio of consolidated debt to consolidated earnings before interest, taxes, depreciation, and amortization does not exceed 2.75 to 1.00 for the four fiscal quarter period ending with such quarter. In addition, during such period, we will not incur additional indebtedness other than intercompany indebtedness or letters of credit not exceeding $4 million. Under the amendment, the increased interest rates will not apply to any yield maintenance amounts paid in connection with prepayment of outstanding notes.

We utilize letters of credit to collateralize certain insurance policies and inventory purchases. Outstanding letters of credit at December 31, 2009 were $1.6 million.

4. Income Taxes

The provision for income tax expense (benefit) consists of (in thousands):

	2009	2008	2007
Current:			
Federal	**$ (6,398)**	$3,163	$ 5,730
State	**(329)**	633	1,072
Total current	**(6,727)**	3,796	6,802
Deferred:			
Federal	**(569)**	(2,432)	(3,439)
State	**(66)**	(366)	(517)
Total deferred	**(635)**	(2,798)	(3,957)
Income tax expense (benefit)	**$ (7,362)**	$ 998	$ 2,845

A reconciliation of the difference between the federal statutory income tax rate and the effective income tax rate follows:

	2009	2008	2007
Federal statutory rate	**(35.0)%**	34.0%	35.0%
State tax, net of federal benefit	**(1.6)**	3.6	4.9
State tax credits and adjustments	**(.8)**	(2.8)	
Increase in cash surrender value of life insurance policies	**(2.8)**	(9.6)	(4.7)
Deduction for qualified domestic production activities		(1.2)	(.8)
Tax-exempt interest income	**(.1)**	(3.7)	(1.4)
Increase to valuation allowance	**1.5**		
Other, net	**.3**	.8	(.5)
Effective income tax rate	**(38.5)%**	21.1%	32.5%

The income tax effects of temporary differences that comprise deferred tax assets and liabilities at December 31 follow (in thousands):

	2009	2008
Current deferred tax assets (liabilities):		
Accounts receivable	**$ 668**	$ 629
Employee benefits	**2,247**	2,785
Other accrued expenses	**541**	460
Net operating loss carry forward	**165**	
Gross current deferred tax asset	**3,621**	3,874
Less valuation allowance	**188**	
Net current deferred tax asset	**$ 3,433**	$ 3,874
Noncurrent deferred tax liabilities (assets):		
Property, plant and equipment	**$ 4,851**	$ 5,124
Employee benefits	**(2,288)**	(1,913)
Other noncurrent assets	**(435)**	(433)
Net noncurrent deferred tax liability	**$(2,128)**	$ 2,778

We have $3.6 million of state net operating loss carryforwards that will expire in 2025.

4. Income Taxes (continued)

The unrecognized tax benefits activity for the year ending December 31 follow (in thousands):

	2009	2008
Unrecognized tax benefits balance at January 1	**$ 940**	$ 991
Gross increases for tax positions of prior years		39
Gross decreases for tax positions of prior years	**(79)**	
Settlements		
Lapse of statute of limitations	**(53)**	(90)
Unrecognized tax benefits balance at December 31	**$ 808**	$ 940

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2009 and 2008 we had approximately $442,000 and $448,000 of accrued interest related to uncertain tax positions, respectively.

Total amount of unrecognized tax benefits that would affect our effective tax rate if recognized is $783,000 at December 31, 2009 and $877,000 at December 31, 2008. The tax years 2006-2008 remain open to examination by major taxing jurisdictions. Our 2007 tax year is currently under examination by the Internal Revenue Service.

5. Stockholders' Equity

At December 31, 2009, we have approximately $19.0 million available on the current authorization by the Board of Directors to acquire our common stock.

In addition to common stock, authorized capital includes 1,000,000 shares of "blank check" preferred stock. None was outstanding during the three years ended December 31, 2009. The Board of Directors is authorized to issue such stock in series and to fix the designation, powers, preferences, rights, limitations and restrictions with respect to any series of such shares. Such "blank check" preferred stock may rank prior to common stock as to dividend rights, liquidation preferences or both, may have full or limited voting rights and may be convertible into shares of common stock.

Basic and diluted earnings per share are calculated using the following share data (in thousands):

	2009	2008	2007
Weighted average shares outstanding for basic calculation	**10,332**	10,332	10,478
Dilutive effect of stock options			199
Weighted average shares outstanding for diluted calculation	**10,332**	10,332	10,677

In 2009, the dilutive effect of stock options is not recognized since we have a net operating loss. In 2008, the calculation of dilutive shares was not impacted by outstanding stock options as all options had exercise prices greater than the average market price during 2008. Approximately 1.6 million shares in 2009 and 1.2 million shares in 2008 are issuable upon the exercise of stock options, which were not included in the diluted per share calculation because they were anti-dilutive.

6. Stock Based Compensation

As of December 31, 2009, there was approximately $1.7 million of unrecognized compensation cost related to unvested share-based compensation awards granted. That cost is expected to be recognized over the next three to four years.

6. **Stock Based Compensation (continued)**

Our stock option plans provide for the granting of stock options and stock awards up to an aggregate of 2,000,000 shares of common stock to employees and directors at prices equal to the market value of the stock on the dates the options were granted. The options granted have a term of 10 years from the grant date and granted options for employees vest ratably over a four to five year period. The fair value of each option is amortized into compensation expense on a straight-line basis between the grant date for the option and each vesting date. We have estimated the fair value of all stock option awards as of the date of the grant by applying the Black-Scholes pricing valuation model. The application of this valuation model involves assumptions that are judgmental and sensitive in the determination of compensation expense. The weighted average for key assumptions used in determining the fair value of options granted during 2009 follows:

Expected price volatility	**42.97%**
Risk-free interest rate	**2.29%**
Weighted average expected life in years	**5.7**
Dividend yield	**3.0%**
Forfeiture rate	**15.21%**

Historical information was the primary basis for the selection of the expected volatility, expected dividend yield, forfeiture rate and the expected lives of the options. The risk-free interest rate was selected based upon yields of U.S. Treasury issues with a term equal to the expected life of the option being valued.

Stock option activity for the three years ended December 31, 2009, follows:

	Number of shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2006	925,403	$16.64	5.8	
Lapsed	(30,000)	24.04		
Exercised	(42,900)	12.41		
Granted	187,985	11.79		
Outstanding at December 31, 2007	1,040,448	$15.73	4.4	
Lapsed	(374,500)	15.77		
Granted	535,808	9.70		
Outstanding at December 31, 2008	1,201,796	$13.02	8.9	
Lapsed	(243,000)	9.61		
Granted	681,828	8.64		
Outstanding at December 31, 2009	**1,640,624**	**$11.71**	**6.8**	**$1,148**
Exercisable at December 31, 2009	**834,874**	**$14.04**	**4.8**	**$158**

At December 31, 2009, 812,364 shares were available for future grants and awards.

6. Stock Based Compensation (continued)

The average fair market value of options granted in 2009, 2008 and 2007, and cash proceeds, tax benefits and intrinsic value related to total stock options exercised during 2008 and 2007 are as follows (in thousands, except per share data):

	2009	2008	2007
Average fair market value of options granted (per share)	**$ 2.74**	$ 2.32	$ 3.25
Proceeds from stock options exercised			532
Tax benefits related to stock options exercised			92
Intrinsic value of stock options exercised			246

7. Employee Benefits Plans

Defined Contribution Plan

We maintain a defined contribution plan covering substantially all of our employees and make discretionary matching and profit sharing contributions. During the fourth quarter of 2009 we suspended employer contributions to the plan. The total plan cost, including employer contributions, was $753,000 in 2009, $940,000 in 2008, and $1.1 million in 2007.

Supplemental Retirement Plan

During 2007, we terminated our defined benefit pension plan, at which time our contributions to a 401(k) savings plan became the primary retirement benefit. Final distribution of assets and termination of our defined benefit pension plan occurred during 2007, resulting in a settlement charge to earnings of $6.6 million pre-tax, or $4.5 million after-taxes, and a final cash contribution of $1.6 million. Our supplemental retirement plan (a nonqualified plan) was not affected by the termination.

The financial status of the plans at December 31 follows (in thousands):

	2009 Supplemental Plan	2008 Supplemental Plan
Change in benefit obligation:		
Beginning benefit obligation	**$ 1,879**	$ 1,921
Interest cost	**110**	116
Actuarial gain	**113**	3
Benefits paid	**(177)**	(161)
Ending benefit obligation	**1,925**	1,879
Change in plan assets:		
Beginning fair value of plan assets		
Employer contributions	**177**	161
Benefits paid	**(177)**	(161)
Ending fair value of plan assets		
Funded status	**$ (1,925)**	$ (1,879)
Amount recognized in the consolidated balance sheet:		
Current liabilities	**$ (154)**	$ (163)
Non current liabilities	**(1,771)**	(1,716)
Total	**$ (1,925)**	$ (1,879)

7. **Employee Benefits Plans (continued)**

Components of pension cost follow (in thousands):

	2009	2008	2007
Interest cost	**$ 110**	$ 116	$ 272
Expected return on plan assets			(188)
Net amortization and deferral	**113**	3	219
Net cost	**223**	119	303
Settlement expense			6,606
Total expense	**$ 223**	$ 119	$ 6,909

The assumptions used to determine the plans' financial status and pension cost were:

	2009	2008	2007
Discount rate for funded status	**5.50%** (a)	6.25% (a)	6.20% (a)
Discount rate for pension cost	**6.25%**	6.20%	5.75%/5.00%(b)
Return on assets			

(a) Rate relates to the Supplemental Retirement Plan.
(b) The 5.75% relates to the Supplemental Retirement Plan. The Stanley Retirement Plan used a discount rate of 5.00%, which is the rate that was used at distribution.

Estimated future benefit payments for the supplemental retirement plan are $154,000 in 2010, $145,000 in 2011, $148,000 in 2012, $148,000 in 2013, $149,000 in 2014, and a total of $715,000 from 2015 through 2019.

Postretirement Benefits Other Than Pensions

We provide health care benefits to eligible retired employees between the ages of 55 and 65 and provide life insurance benefits to eligible retired employees from age 55 until death. During the fourth quarter of 2009, we announced the termination of our postretirement benefits for current employees effective January 1, 2010. Benefits payable to retirees of record on December 31, 2009 will remain unchanged. In accordance with Employers' Accounting for Postretirement Benefits Other Than Pensions, we accounted for this discontinuation as a negative plan amendment and as a result reduced the accumulated benefit obligation by $1.3 million which will be amortized into net benefit cost over the participants average remaining service period. The plan's financial status at December 31, the measurement date, follows (in thousands):

	2009	2008
Change in benefit obligation:		
Beginning benefit obligation	**$ 2,908**	$ 2,954
Service cost	**61**	73
Interest cost	**177**	172
Actuarial loss (gain)	**179**	(146)
Negative plan amendment	**(1,254)**	
Plan participants' contributions	**232**	199
Benefits paid	**(339)**	(344)
Ending benefit obligation	**1,964**	2,908
Change in plan assets:		
Beginning fair value of plan assets		
Employer contributions	**107**	144
Plan participants' contributions	**232**	199
Benefits paid	**(339)**	(343)
Ending fair value of plan assets		
Funded status	**$(1,964)**	$(2,908)

7. **Employee Benefits Plans (continued)**

Amount recognized in the consolidated balance sheet (in thousands):

Current liabilities	**$ 324**	$ 284
Non current liabilities	**1,640**	2,624
Total	**$ 1,964**	$ 2,908

Components of net periodic postretirement benefit cost were (in thousands):

	2009	2008	2007
Service cost	**$ 61**	$ 73	$ 79
Interest cost	**177**	172	172
Amortization of transition obligation	**122**	122	122
Amortization of net actuarial loss	**23**	33	39
Curtailment gain	**(55)**		
Net periodic postretirement benefit cost	**$328**	$400	$412

The assumptions used to determine the plan's financial status and postretirement benefit cost:

	2009	2008	2007
Discount rate for funded status	**4.75%**	6.25%	6.05%
Discount rate for postretirement benefit cost	**6.25%**	6.05%	5.75%
Health care cost assumed trend rate for next year	**9.50%**	6.00%	8.00%
Rate that the cost trend rate gradually declines to	**5.50%**	5.50%	5.50%
Year that the rate reaches the rate it is assumed to remain at	**2018**	2010	2010

An increase or decrease in the assumed health care cost trend rate of one percentage point in each future year would affect the accumulated postretirement benefit obligation at December 31, 2009 by approximately $24,000 and the annual postretirement benefit cost by approximately $17,000.

Estimated future benefit payments are $324,000 in 2010, $297,000 in 2011, $251,000 in 2012, $223,000 in 2013, $170,000 in 2014 and a total of $629,000 from 2015 through 2019.

The amounts in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit cost at December 31, 2009, are as follows (in thousands):

	Supplemental Plan	Other Postretirement Benefits
Net loss	$321	$ 718
Prior service credit		(861)
Total	$321	$(143)

7. Employee Benefits Plans (continued)

The amounts in accumulated other comprehensive incomes that are expected to be recognized as components of net periodic benefit cost during 2010 are as follows (in thousands):

	Supplemental Plan	Other Postretirement Benefits
Net loss	$ 11	$ 61
Prior service credit		(154)
Total	$ 11	$ (93)

Deferred Compensation

We have a deferred compensation plan, funded with life insurance policies, which permitted certain management employees to defer portions of their compensation and earn a fixed rate of return. No deferrals have been made since 1991. The accrued liabilities relating to this plan of $1.5 million at December 31, 2009 and $1.6 million at December 31, 2008 are included in accrued salaries, wages and benefits and other long-term liabilities. The cash surrender value, net of policy loans ($15.3 million and $13.7 million at December 31, 2009 and 2008, respectively), is included in other assets. Policy loan interest of $1.8 million, $1.7 million, and $1.5 million was charged to interest expense in 2009, 2008 and 2007, respectively.

8. Restructuring and Related Charges

In 2009, we consolidated certain warehousing operations and ceased operating a free standing warehouse facility, eliminated certain positions through early retirement incentives and layoffs, and discontinued a significant number of slow moving items in our adult product line that led to a write-down of inventories. In 2008, we consolidated certain manufacturing operations, eliminated certain positions and offered a voluntary early retirement incentive. In 2007, we converted a manufacturing facility into a warehouse.

The following table summarizes restructuring and related expenses for the years ended December 31, 2009, 2008 and 2007 (in thousands):

	2009	2008	2007
Accelerated depreciation and equipment relocation	**$1,613**	$4,319	$3,422
Severance and other termination cost	**1,889**	1,929	163
Inventory write-down	**2,077**		
Other cost	**528**	1,051	
Total restructuring and related charges	**$6,107**	$7,299	$3,585

Classification of the above expenses in the consolidated statement of income are as follows (in thousands):

Cost of sales	$5,231	$5,860	$3,585
Selling, general and administrative expenses	876	1,439	
Total restructuring and related charges	$6,107	$7,299	$3,585

8. Restructuring and Related Charges (continued)

Restructuring accrual activity for the fiscal year ended December 31, 2009 follows (in thousands):

	Severance and other termination cost	Other cost	Total
Accrual January 1, 2009	$1,446		$1,446
Charges to expense	1,889	$ 259	2,148
Cash Payments	(2,265)	(259)	(2,524)
Accrual December 31, 2009	$1,070		$1,070

The restructuring accrual for severance and other employee termination cost is classified as "Other accrued expenses" and is expected to be paid in 2010.

9. Income for Continued Dumping and Subsidy Offset Act (CDSOA)

We recorded income of $9.3 million, $11.5 million, and $10.4 million in 2009, 2008 and 2007, respectively, from CDSOA payments and other related payments, net of legal expenses. These payments came from the case involving Wooden Bedroom Furniture imported from China. The CDSOA provides for distribution of monies collected by U.S. Customs and Border Protection for imports covered by antidumping duty orders entering the United States through September 30, 2007 to qualified domestic producers.

10. Commitments and Contingencies

We currently lease showroom and office space, and certain technology equipment. In 2008 and 2007 we also leased certain warehouse space. Rental expenses charged to operations were $1.2 million, $2.0 million and $2.7 million in 2009, 2008 and 2007, respectively. Future minimum lease payments are approximately as follows: 2010 - $683,000, 2011 - $578,000, 2012 - $493,000, 2013 - $435,000 and 2014 - $448,000.

In the normal course of business, we are involved in claims and lawsuits, none of which currently, in management's opinion, will have a material adverse affect on our Consolidated Financial Statements.

STANLEY FURNITURE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. Quarterly Results of Operations (Unaudited)

(in thousands, except per share data)

2009 Quarters:	**First**	**Second**	**Third**	**Fourth**
Net Sales	**$39,764**	**$42,326**	**$38,455**	**$39,906**
Gross profit	**4,742**	**3,575**	**(601)**	**(2,253)**
Net income (loss)	**(2,376)(1)**	**(3,023)**	**(5,073)(2)**	**(1,279)(3)(4)**
Net income (loss) per share:				
Basic	**$ (.23)(1)**	**$ (.29)**	**$ (.49)(2)**	**(.12)(3)(4)**
Diluted	**(.23)(1)**	**(.29)**	**(.49)(2)**	**(.12)(3)(4)**
Dividend paid per share				

2008 Quarters:	First	Second	Third	Fourth
Net Sales	$62,534	$59,148	$54,483	$50,357
Gross profit	10,820	9,961	4,991	6,821
Net income (loss)	1,049	(68)	(3,489)(5)	6,246(4)(5)
Net income (loss) per share:				
Basic	$ .10	$ (.01)	$ (.33)(5)	.60(4)(5)
Diluted	.10	(.01)	(.33)(5)	.60(4)(5)
Dividend paid per share	.10	.10	.10	.10

(1) Includes after-tax restructuring and other charges of $99 thousand, or $.01 per share, for the consolidation of manufacturing operations & other restructuring related charges.
(2) Includes after-tax restructuring and other charges of $641 thousand, or $.06 per share, for the consolidation of two warehouses.
(3) Includes after-tax restructuring and other related charges of $3.0 million, or $.29 per share, for the consolidation of two warehouses, and other downsizing initiatives implemented in the fourth quarter of 2009.
(4) Continued Dumping and Subsidy Offset Act receipts totaled $5.7 million after-tax, or $.56 per share, and $9.1 million after-tax, or $.88 per share, for 2009 and 2008 respectively.
(5) Includes after-tax restructuring charge of $2.8 million, or $.27 per share, for the consolidation of manufacturing operations and other restructuring related charges.

Historical Financial Data

(in thousands, except per share and employee data)	Years Ended December 31,										
Income Statement:	**2009**	2008	2007	2006	2005	2004[5]	2003[5]	2002[5]	2001[5]	2000[5]	1999[5]
Net sales	$ 160,451	$ 226,522	$ 282,847	$ 307,547	$ 333,646	$ 305,815	$ 265,263	$ 243,547	$ 238,292	$ 287,562	$ 268,585
Cost of sales (1)	154,988	193,929	235,937	242,679	251,937	230,174	203,410	184,967	185,326	218,969	200,499
Restructuring charge (2)						-	-	3,548	2,290		
Gross profit	5,463	32,593	46,910	64,868	81,709	75,641	61,853	55,032	50,676	68,593	68,086
Selling, general and administrative expenses (3)	30,373	36,441	39,573	42,139	44,267	40,953	35,637	32,671	30,482	33,656	33,796
Pension Termination Charge			6,605								
Unusual charge (4)									2,800		
Restructuring charge (2)									733		
Operating income (loss)	(24,910)	(3,848)	732	22,729	37,442	34,688	26,216	22,361	16,661	34,937	34,290
Income from Continued Dumping and Subsidy Offset Act, ne	9,340	11,485	10,429	4,419							
Other income (expense)	160	308	265	297	288	188	203	219	(47)	82	(388)
Interest expense, net	3,703	3,211	2,679	1,710	1,825	2,343	2,748	3,090	4,007	4,003	3,478
Income (loss) before income taxes	(19,113)	4,734	8,747	25,735	35,905	32,533	23,671	19,490	12,607	31,016	30,424
Income tax (benefit)	(7,362)	998	2,845	8,954	12,674	11,744	8,521	6,919	4,286	11,476	11,211
Net income (loss)	$ (11,751)	$ 3,736	$ 5,902	$ 16,781	$ 23,231	$ 20,789	$ 15,150	$ 12,571	$ 8,321	$ 19,540	$ 19,213
Basic earnings (loss) per share	$ (1.14)	$ 0.36	$ 0.56	$ 1.44	$ 1.82	$ 1.65	$ 1.20	$ 0.95	$ 0.63	$ 1.38	$ 1.35
Diluted earnings (loss) per share	$ (1.14)	$ 0.36	$ 0.55	$ 1.41	$ 1.77	$ 1.59	$ 1.17	$ 0.93	$ 0.61	$ 1.32	$ 1.24
Dividends paid per share		$ 0.40	$ 0.40	$ 0.32	$ 0.24	$ 0.20	$ 0.10				
Income statement ratios and other data:											
Gross profit as a percent of net sales (1)	3.4%	14.4%	16.6%	21.1%	24.5%	24.7%	23.3%	22.6%	21.3%	23.9%	25.3%
Operating income as a percent of net sales	-15.5%	-1.7%	0.3%	7.4%	11.2%	11.3%	9.9%	9.2%	7.0%	12.1%	12.8%
Net income as a percent of net sales	-7.3%	1.6%	2.1%	5.5%	7.0%	6.8%	5.7%	5.2%	3.5%	6.8%	7.2%
Income taxes as a percentage of pretax income	38.5%	21.1%	32.5%	34.8%	35.3%	36.1%	36.0%	35.5%	34.0%	37.0%	36.8%
Depreciation and amortization	$ 5,994	$ 8,853	$ 9,054	$ 5,837	$ 5,670	$ 5,622	$ 5,783	$ 7,693	$ 8,455	$ 8,141	$ 6,347
Balance sheet and other data:											
Cash	$ 41,827	$ 44,013	$ 31,648	$ 6,269	$ 12,556	$ 7,632	$ 2,509	$ 9,227	$ 1,955	$ 1,825	$ 3,597
Inventories	37,225	47,344	58,086	59,364	69,961	73,658	54,638	54,158	49,522	54,423	43,580
Current maturities of long-term debt	1,429	1,429	1,428	2,857	2,857	4,257	7,014	6,914	6,839	6,714	5,236
Working capital (excluding cash and current maturities of LT debt)	46,879	54,475	61,632	68,624	81,501	85,192	68,960	60,631	56,155	58,648	40,170
Total assets	150,462	165,871	173,731	162,678	190,488	188,888	164,203	172,485	163,003	179,206	170,522
Long-term debt including current maturities	27,857	29,286	30,714	8,571	11,428	15,685	22,700	29,614	37,053	52,169	38,404
Stockholders' equity	92,847	103,108	102,851	109,647	132,749	127,265	102,558	99,687	87,294	79,477	79,573
Capital expenditures (6)	2,621	2,261	3,951	4,196	4,986	1,718	1,243	1,037	4,172	6,068	25,566
Ratio of total debt to total capitalization (7)	23.1%	22.1%	23.0%	7.3%	7.9%	11.0%	18.1%	22.9%	29.8%	39.6%	32.6%
Employees	$ 1,450	1,500	1,800	2,200	2,500	2,600	2,500	2,600	3,050	3,350	3,100
Stock repurchases:											
Shares			639	1,423	1,057		1,131	317	172	1,739	454
Total cost			13,557	33,576	22,993		14,788	3,066	1,973	19,754	4,708
Closing stock price	$ 10.15	$ 7.90	$ 12.00	$ 21.45	$ 23.18	$ 22.48	$ 15.75	$ 11.63	$ 11.89	$ 12.06	$ 9.19

(1) Included in cost of sales in 2009 is $5.2 million of restructuring and related charges for a warehouse consolidation, elimination of certain positions and write-down of inventories. Inlcuded in cost of sales in 2008 is $5.9 million for the consolidation of two manufacturing facilities into one. Included in cost of sales in 2007 is $3.6 million for the conversion of a manufacturing facility to a warehouse operation.

(2) We recorded restructuring and related charges in 2002 of $3.5 million and $3.0 million in 2001 for a plant closure.

(3) Included in selling, general and administrative expenses in 2009 is $876 thousand of restructuring charges. Included in 2008 is $1.4 million for restructuring charges.

(4) In 2001, we recorded a $2.8 million charge to write off amounts due from a major customer.

(5) Amounts have been retroactively adjusted to reflect the two-for-one stock split, distributed in the form of a stock dividend on June 6, 2005.

(6) In 1999, we spent $10 million on expansion projects at existing facilities and $15 million to purchase and equip a new facility.

(7) Total capitalization includes total debt and shareholders' equity.

Directors, Officers and Stockholder Information

Directors and Officers

Albert L. Prillaman
Chairman

Robert G. Culp, III (A.C.N.)
Director
Chairman, Culp, Inc.

Michael P. Haley (A.C.N.)
Director
Chairman, Coach America

T. Scott McIlhenny, Jr. (A.C.N.)
Director
Principal, Northstar Travel Media, LLC

Thomas L. Millner (A.C.N.)
Director
President and Chief Executive Officer
Cabela's Incorporated

Glenn Prillaman
President and Chief Executive Officer
Director

Douglas I. Payne
Executive Vice President -
Finance and Administration, and Secretary

Committees:
A – Audit
C – Compensation and Benefits
N – Corporate Governance and Nominating

Stockholder Information

Legal Counsel
McGuireWoods LLP
Richmond, VA 23219

Transfer Agent
Continental Stock Transfer & Trust Co.
17 Battery Place, 8th Floor
New York, NY 10004
Tel: 212-509-4000
Fax: 212-509-5150
continentalstock.com

Independent Accountants
PricewaterhouseCoopers LLP
Richmond, VA 23219

Stock Listing
NASDAQ Stock Market - GS
Symbol - **STLY**

Corporate Headquarters
Stanley Furniture Company, Inc.

1641 Fairystone Park Highway
P. O. Box 30
Stanleytown, VA 24168
Tel: 276-627-2010
Email: investor@stanleyfurniture.com

Web site
stanleyfurniture.com

Annual Meeting
April 29, 2010, 11:00 a.m.
Stanley Furniture Company, Inc.
1641 Fairystone Park Highway
Stanleytown, VA 24168

Form 10-K, Other Investor Information
For a free copy of the Annual Report on Form 10-K as filed with the Securities and Exchange Commission or other information about Stanley Furniture Company, please visit our Web site or contact Doug Payne at the above address.

MISSION

Profitably offer the best products in our target segment and support them with excellent quality and service.

STRATEGY

Position our company as a wood resource in the premium priced residential market segment offering a diversified product line distributed through multiple channels.

CORE BELIEFS

Style leadership with a value orientation supported by excellent quality and service is the foundation for success.

Uncompromising integrity in all our dealings will ensure that associates, customers and suppliers are always treated with respect and fairness.

Superior profitability will assure perpetuation of the Company and the well-being of our stockholders, associates, customers and community neighbors.

Stanley
Furniture Company, Inc.






















Stanley

AN AMERICAN FURNITURE MANUFACTURER
SINCE 1924

Stanley
Furniture Company, Inc.

P.O. BOX 30 · 1641 FAIRYSTONE PARK HWY · STANLEYTOWN, VA 24168
stanleyfurniture.com